RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

July 30, 2008

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Tom Kluck, Branch Chief

Re:	RAIT Financial Trust

Registration Statement on Form S-3

Filed July 16, 2008

File No. 333-152351

Dear Mr. Kluck:

This letter responds to your comment letter dated July 28, 2008 concerning the above-referenced filing. For your convenience, I first restate your comment in italics and then provide RAIT Financial Trust’s (“RAIT”) response.

Exhibits

1.	We note that you have filed the forms of the indentures as Exhibits 4.18 and 4.19 to this registration statement. Please file the actual indentures, which may be open-ended, prior to the effectiveness of this registration statement. Please refer to Section 201.04 under 1939 Act-General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise accordingly.

Response: RAIT has deleted the language “Form of” from exhibits 4.18 and 4.19 and made a conforming change at page 10 of the prospectus in response to the Staff’s comments. RAIT has filed the open ended Indenture for Senior Debt Securities and the open ended Indenture for Subordinated Debt Securities as exhibits 4.18 and 4.19, respectively.

2.	We note that you have not filed the statements of eligibility of the trustee. Please file this in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent that you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis, you must note this in the exhibit list. If you intend to designate the trustee on a delayed basis, please be aware that companies relying upon Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2.” Please refer to Section 220.01 under 1939 Act-General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Response: RAIT has revised the footnotes that refer to exhibits 25.1 and 25.2 in response to the Staff’s comments.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 243-9033.

Very truly yours,

/s/ Raphael Licht
Raphael Licht, Chief Legal Officer

cc:

Jack E. Salmon, Chief Financial Officer

J. Baur Whittlesey, Esq., Ledgewood, P.C.

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